Dolphin Entertainment, Inc.

2151 LeJeune Road, Suite 150-Mezzanine

Coral Gables, FL 33134

December 18, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:

Joshua Shainess, Attorney-Adviser

Re:

Dolphin Entertainment, Inc.

Registration Statement on Form S-1

File No. 333-219029

Dear Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolphin Entertainment, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement, as amended, so that it may become effective at 5:00 p.m., Eastern Standard Time on December 20, 2017, or as soon as practicable thereafter.

Very truly yours,

Dolphin Entertainment, Inc.

By:	/s/ Mirta A. Negrini
Name:	Mirta A. Negrini
Title:	Chief Financial and Operating Officer

cc:

Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.

cc:

Barry Grossman, Esq.

Ellenoff Grossman & Schole LLP